Exhibit 99.1

FOR IMMEDIATE RELEASE	January 19, 2004

NOVA Chemicals confirms redemption of 9.50% preferred securities due 2047 and 9.04% preferred securities due 2048

Pittsburgh, PA - NOVA Chemicals Corporation announced today that it has given irrevocable notice to the trustee of its intent to redeem all of its outstanding $210.0 million 9.50% preferred securities due December 31, 2047 and $172.5 million 9.04% preferred securities due March 31, 2048 on March 1, 2004.

The 9.50% preferred security is listed on the New York Stock Exchange under the symbol NCX.Pr., and the 9.04% preferred security is listed on the New York Stock Exchange under the symbol NCX.PrA.

Holders of the 9.50% preferred securities will be entitled to $1,015.83 per $1000.00 principal amount of 9.50% preferred securities, which includes accrued and unpaid interest to the redemption date. Holders of the 9.04% preferred securities will be entitled to $1,015.07 per $1000.00 principal amount of 9.04% preferred securities, which includes accrued and unpaid interest to the redemption date.  The redemption price is payable on presentation and surrender of the preferred securities certificates at the offices of Bank One Trust Company, N.A. located at 111 Polaris Parkway, Suite 1-N, Columbus, OH 43240, Attention: Corporate Trust Operations.  Holders of the preferred securities should contact Bank One Trust Company (customer service: 1.800.346.5153 or 1.800.524.9472, facsimile at 1.312.407.8853, or e-mail at bondholder@bankone.com) or their investment advisor with any questions on redeeming the preferred securities.

NOVA Chemicals is a focused, commodity chemical company that produces ethylene, polyethylene, styrene monomer and styrenic polymers, which are used to manufacture a wide range of consumer and industrial goods.  NOVA Chemicals distributes its products from 18 operating facilities that include: eight sites in the United States, six locations in Canada, two in France, one in the Netherlands and one in the United Kingdom.  The company also has five technology centers that support research and development initiatives.  NOVA Chemicals Corporation shares trade on the Toronto and New York stock exchanges under the trading symbol NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

For more information, please contact:

Bank One Trust Company

Tel:      1.800.346.5153 or 1.800.524.9472

E-mail:  bondholder@bankone.com

For more information about NOVA Chemicals, please contact:

John Sereda - Vice President, Finance and Treasurer

Tel:      412.490.4772

E-mail:  seredaj@novachem.com